NEWPORT NEWS
SHIPBUILDING
[LOGO]                                                  NEWS RELEASE
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CONTACT: Chuck Wingfield-Investor Relations
         (757)380-7170


                   NEWPORT NEWS SHIPBUILDING ANNOUNCES CHARGE
                        RELATING TO COMMERCIAL BUSINESS

    o Loss reserve of $57 million to be established in third quarter in order to address future risks associated with commercial shipbuilding contracts

    o Third quarter EPS expected to be above break-even despite the charge

    o Performance improvements in core U.S. Navy business are expected to drive stronger earnings in 1997's fourth quarter as well as 1998

    NEWPORT NEWS, VA., Secptember 18, 1997 - Newport News Shipbuilding (NYSE:
NNS) announced today actions related to its commercial shipbuilding program that establish the framework for improved future performance. These actions include the establishment of loss reserves totaling $57 million for the Double Eagle product tankers, and the extension of construction and delivery schedules for the five domestic ships under contract.

    "By taking decisive action today, we are confident that the uncertainty associated with the commercial program is now behind us," said William P. Fricks, Chairman and Chief Executive Officer. "While commercial construction clearly has been a challenge, it represents an important and ongoing source of productivity improvements for our core Navy business, which will continue to generate over 90% of our revenues and earnings for the foreseeable future. Therefore, by addressing our commercial issues now, we believe we have cleared the way for significantly improved financial performance in the fourth quarter of 1997, and throughout 1998."

    The impact of this charge on third quarter performance should be partially offset by productivity improvements in the Company's core Navy business. The introduction of commercial practices into the Company's production processes is resulting in improved performance on aircraft carrier construction and overhaul contracts. While the benefits of these improvements will accrue over the life of the contracts, recognition of the cumulative benefits to date are expected to partially offset the commercial loss. "We are very pleased with the consistently improving performance we've seen in our core Navy business. This gives us reason to believe that margins in the fourth quarter and beyond will exceed previously anticipated levels," said Fricks.

    The charge against third quarter earnings reflects the completion of the design for the domestic class of ships and its impact on delivery schedules, manning plans, and learning curve projections. Material procurement and subcontractor costs have also experienced increases due to the substantial design differences that exist between the international and domestic classes of the Double Eagle product tanker.

    Commenting on the Company's commercial strategy, Fricks said "We got into the commercial business to broaden our business base and drive increased efficiencies. We are beginning to see meaningful productivity gains as a result of commercial practices. We also believe there is going to be an important niche opportunity in the domestic Jones Act market. However, we will not sign any new contracts until we are confident that they can be performed profitably."

    Net of the stronger than anticipated performance in the core business, the special charge is expected to cause earnings before interest and taxes for the third quarter to approximate $15 million. This would result in earnings per share (EPS) for the quarter at or near break-even, and lower than projected EPS for the full year. However, fourth quarter performance, as well as results in 1998 and 1999, should improve notably due to the stronger underlying performance in the Company's core business.









               CAUTION WITH REGARD TO FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. These forward-looking statements are identified by terms such as "expected," "intended," "confident," "believe," "should," "would," and "anticipated." The Company's actual results may differ materially from the results discussed in the forward-looking statements due to unanticipated increased production costs and delayed delivery and production schedules, inability in whole or in part to realize anticipated productivity improvements or to implement commercial practices in the Company's core Navy business, disruptions to materials procurement, subcontracting, manning and cost reduction plans, or a more difficult than anticipated learning curve.